SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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DIRECT DIAL (212) 735-2439 DIRECT FAX (917) 777-2439 EMAIL ADDRESS LKAUFMAN@SKADDEN.COM	________ (212) 735-3000 Fax: (212) 735-2000 http://www.skadden.com	________ BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON
	January 3, 2008	________ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sapphire Industrials Corp.
Amendment No. 4 to Form S-1 Registration Statement
File No. 333-146620

Dear Mr. Riedler:

We have filed via EDGAR Amendment No. 4 to the registration statement to name the members of the classes and committees of the Company’s board of directors and to update information contained in the section captioned “Underwriting”. For your convenience, we are also forwarding five courtesy copies of Amendment No. 4 to the registration statement, which are marked to show changes from the registration statement previously filed.

Please feel free to contact Stacy J. Kanter at (212) 735-3497, Gregg A. Noel at (213) 687-5234 or the undersigned at (212) 735-2439 should you require further information or have any questions.

Sincerely,

/s/ Laura Amy Kaufmann

Laura Amy Kaufmann